

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2022

Brent de Jong
Chief Executive Officer
Agrico Acquisition Corp.
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

> **Re: Agrico Acquisition Corp.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 17, 2022**
> **File No. 001-40586**

Dear Mr. de Jong:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Life Sciences


cc:　　Mitchell S. Nussbaum, Esq.